EXHIBIT 99.2

Vicinity Motor Corp. Announces Closing of the US$2.5 Million Registered Direct Offering

VANCOUVER, BC / ACCESSWIRE / July 17, 2024 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) ("Vicinity" or the "Company"), a North American supplier of commercial electric vehicles, announces that, further to its press release dated July 16, 2024, it has today closed the US$2.5 million financing of 4,807,692 common shares of the Company in a registered direct offering and warrants to purchase up to 4,807,692 common shares in a concurrent private placement (collectively, the "Offering"), at a combined purchase price of US$0.52 per common share and warrant to purchase common shares, for gross proceeds of approximately US$2.5 million, before deducting placement agent fees and expenses. The warrants have an exercise price of US$0.64 per common share and will expire five years from the date of issuance.

Vicinity intends to use the net proceeds from the Offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners acted as sole placement agent for the Offering. A.G.P./Alliance Global Partners received cash commission of 6% of the gross proceeds and 240,385 non-transferable placement agent warrants. The placement agent warrants have an exercise price of US$0.64 per common share and will expire five years from the date of issuance.

The common shares were offered pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-272964) previously filed with the Securities and Exchange Commission (the "SEC") and declared effective by the SEC on July 5, 2023. A final prospectus supplement dated July 16, 2024 and the accompanying prospectus dated July 5, 2023 were also filed with SEC. Copies of the final prospectus supplement and accompanying prospectus may be obtained on the SEC's website at www.sec.gov. In connection with the Offering the Company also filed a Canadian prospectus supplement dated July 16, 2024, to the Canadian base shelf prospectus dated June 26, 2023, with the applicable securities regulatory authorities in Canada. Copies of the Canadian prospectus supplement and base shelf prospectus are available on SEDAR+ at www.sedarplus.ca.

The private placement of the warrants and the underlying common shares was made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D thereunder. Accordingly, the securities issued in the concurrent private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) ("VMC") is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity's expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, market prices and supply for parts and materials, the success of Vicinity's operational strategies, the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management, the effect of the COVID-19 pandemic, the recoverability of the Optimal intangible asset and other macro-economic factors on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity's strategic partnerships, the ability of the Company to extend or modify existing debt terms; and other risk and uncertainties disclosed in Vicinity's reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.